Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2015

Revenues. Revenues for the six months ended June 30, 2015 were approximately $0.7 million compared with approximately $4.1 million for the six months ended June 30, 2014. The decrease was primarily due to the milestone payment received in the second quarter of 2014 in the amount of $1.2 million and the reduction in recognition of a non-refundable upfront payment, both pursuant to the August 2013 Research and Development Collaboration and License Agreement with Bayer Pharma AG (the “Collaboration”). Our revenues from the upfront payment are recognized according to the proportional performance method over the course of services period for the portion of the activities performed by Compugen. The decrease in reported revenues during the six months ended June 30, 2015 compared with the same period of 2014 reflects the gradual shifting of the workload from Compugen to Bayer as the programs are advanced.

Cost of Revenues. Cost of revenues were approximately $0.4 million for the first six months of 2015 compared with approximately $1.6 million for the first six months of 2014. Cost of revenues consist mostly of expenses attributed to activities performed by Compugen in connection with the upfront payment from the Collaboration. The decrease in cost of revenues reflects the corresponding decrease in revenues.

Research and Development Expenses, Net. Research and development expenses, net, increased by approximately 60%  to approximately $10.1 million for the first six months of 2015 from approximately $6.3 million for the first six months of 2014. The increase in the expenses reflects primarily the substantial increase in our discovery and development activities for our Pipeline Program candidates, including the hiring of additional professional employees, both in Israel and in our South San Francisco subsidiary which moved to a larger facility in the second quarter of 2014. Research and development expenses, net, as a percentage of total operating expenses, increased to 74% for the first six months of 2015 from 69% for the first six months of 2014.

Marketing and Business Development Expenses. Marketing and business development expenses increased to approximately $0.5 million for the first six months of 2015 compared to approximately $0.3 million in the comparable period of 2014. The increase is primarily attributed to the enhancement of our business development team at the beginning of 2015 to support our growing corporate and business development activities. Marketing and business development expenses, as a percentage of total operating expenses, increased to 4% for the first six months of 2015 from 3% for the first six months of 2014.

General and Administrative Expenses. General and administrative expenses increased to approximately $3.0 million for the first six months of 2015 from approximately $2.5 million for the first six months of 2014. The increase is primarily attributed to an increase in professional services, expenses related to our facilities in connection with the expected move at the end of 2015 and head count related general and administrative expenses. General and administrative expenses, as a percentage of total operating expenses, decreased to 22% for the first six months of 2015 from 28% for the first six months of 2014.

Financial Income, Net. Financial income, net, was approximately $0.3 million for the first six months of 2015 compared with approximately $2.5 million for the first six months of 2014. The decrease is primarily due to gain related to sales of a portion of our investment in Evogene Ltd. (“Evogene”) in the amount of $2.3 million during the first six months of 2014, partially offset by an increase in interest from bank deposits.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities

Net cash used in operating activities increased to approximately $13.0 million in the first six months of 2015 compared with approximately $6.7 million in the first six months of 2014. This increase is mainly attributed to the higher level of operating expenses and the decrease in revenues.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities in the first six months of 2015 was approximately $3.6 million compared with net cash provided by investing activities of approximately $9.4 million in the first six months of 2014. The decrease in net cash provided by investment activities is primarily related to a net increase of investment in short-term bank deposits in the first six months of 2015 compared to the comparable period in 2014, and proceeds from the sale of a portion of our investment in Evogene during the first six months of 2014 in the amount of $2.3 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $0.6 million in the first six months of 2015 compared with approximately $71.8 million in the first six months of 2014. The principal source of cash provided by financing activities in the first six months of 2015 was proceeds received from the issuance of ordinary shares as a result of exercise of stock options. The principal sources of cash provided by financing activities in the first six months of 2014 were: (i) $67.2 million in net proceeds from an underwritten public offering of 6,900,000 of our ordinary shares completed in March 2014, (ii) $3.8 million in net proceeds from the sale of  363,090 ordinary shares under our “at-the-market” offering program, pursuant to a registration statement which terminated on January 21, 2014, and (iii) $0.8 million of proceeds received from the issuance of ordinary shares as a result of exercise of stock options.

Net Liquidity

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits and marketable securities. As of June 30, 2015, we had total cash, cash equivalents and short-term bank deposits of approximately $95.7 million.